SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: July 12, 2004

ROBOGROUP T.E.K. LTD.

July 12, 2004

NOTICE OF 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

RoboGroup T.E.K. Ltd. Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders on Wednsday, August 11, 2004 at 10:00 a.m., at the Daniel Hotel, 60 Ramot Yam Street, Herzliya-Pittuach, Israel. If you require directions to the Meeting, please call 972-9-952-8282.

The purpose of this year’s meeting is to consider and vote upon the following matters:

1.	The election of seven directors for terms expiring in 2005;

2.	The reelection of two outside directors for terms expiring February 2008;

3.	The authorization of a private offering;

4.	Ratification of the appointment of Chaikin, Cohen, Rubin & Gilboa as our independent auditors until the end of the next Annual General Meeting of Shareholders and authorization for the Audit Committee to fix their remuneration;

5.	Discussion of our Directors’ Report and the Consolidated Financial Statements for the year ended December 31, 2003.

You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Rafael Aravot, Chairman of the Board and CEO

PROXY STATEMENT

        This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RoboGroup T.E.K. Ltd. (the “Company”) to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on August 11, 2004, and any adjournment thereof. Shareholders will be asked to vote upon: (i) the election of seven directors; (ii) the reelection of two outside directors for terms expiring February 2008; (iii) the authorization of an a private offering; (iv) the appointment of Chaikin, Cohen, Rubin & Gilboa as our independent auditors and authorization for the Audit Committee to fix their remuneration. Additionally, our Auditor’s Report and Consolidated Financial Statements for the year ended December 31, 2003 will be presented and discussed.

        Our 2003 Annual Report on Form 20-F, including our audited financial statements for the fiscal year ended December 31, 2003, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about July 10, 2004.

        As of July 9, 2004, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 11,238,952 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.5 per share. The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Meeting, excluding the approval of proposal 2 which requires either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and voting thereon, provided that at least one third of the non-controlling shareholders represented and voting at the Meeting are included in the majority; or (ii) that the total shareholdings of those who have no controlling interest who vote against the election of either outside director do not represent more than 1% of the voting rights in our company.

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office at 13 Hamelacha Street, Rosh Ha’Ayin, Israel. The proxy card must be received at least 48 hours prior to the Meeting in order to be validly included in the tally of the ordinary shares at the Meeting.

ELECTION OF DIRECTORS WITH TERMS EXPIRING IN 2005
(Item 1 on the Proxy Card)

        The Board of Directors proposes the election of seven directors: Messrs. Rafael Aravot, Noam Kra-Oz, Haim Schleifer, Gideon Missulawin, Menachem Zenziper, Arie Kraus and Alex Tal, to hold office for one year until the Annual General Meeting of Shareholders to be held in 2004 and until their successors are elected and qualified. Each nominee is currently serving as a member of our Board of Directors. Should any of the seven nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

        Under the Israeli Companies Law (the “Companies Law”), the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for the election of directors whose terms will expire in 2005.

Nominees For Election As Director For Terms Expiring in 2005

        Set forth below is information about each nominee, including age, position(s) held with our Company, principal occupation, business history and other directorships held.

        Rafael Aravot, 50, has served as Chief Executive Officer and Chairman of the Board since February 2001 and previously was our Managing Director since our formation in 1982. Since 1999 Mr. Aravot has served as a member of our Compensation Committee and since 2002 he has served on our Financial Committee. Mr. Aravot is a director of Yaskawa Eshed Technology Ltd., MemCall LLC and Memcall Ltd. Mr. Aravot received an M.B.A. from Tel Aviv University and a B.Sc. degree in Mechanical Engineering from the Technion Israel Institute of Technology in Haifa.

        Noam Kra-Oz, 50, has been a Managing Director since February 2001 and previously was a Joint Managing Director from 1992 until February 2001. He has also served as a director since December 1983. Mr. Kra-Oz is a director of Yaskawa Eshed Technology Ltd., Intelitek Inc., Eshed Robotec B.V., Robotec Technologies Ltd. and Computras Computerized Training Systems Ltd. Mr. Kra-Oz received a B.Sc. in Pharmacology from the Hebrew University of Jerusalem.

        Haim Schleifer, 50, has been a Managing Director since February 2001 and previously was a Joint Managing Director of Research and Development and of our Educational Sector since1996. Mr. Schleifer is director of MemCall LLC, Memcall Ltd. and Eshed Robotec B.V. Mr. Schleifer received an M.B.A. from Tel Aviv University and a B.Sc. in Electronic Engineering from the Technion Israel Institute of Technology in Haifa.

        Gideon Missulawin, 64, has been a director since 1983. He served as Chairman of the Board from December 1985 until February 2001. Since 1999 Mr. Missulawin has served as a member of our Compensation Committee and since 2002 he has served on our Financial Committee. Mr. Missulawin is a director of Vernon Investments Company Ltd. and Newcorp. Ltd. and a number of foreign companies, mainly in South Africa, some of which are family companies. Mr. Missulawin holds a B.Sc. in Chemical Engineering from the University of Witwatersrand in Johannesburg, South Africa, a Master of Business Leadership (MBL) from the University of South Africa and also undertook postgraduate work at the Weitzman Institute of Science in Rehovot, Israel. He is a graduate member of the Institution of Chemical Engineers in England, a member of the South African Institute of Chemical Engineers and a Professional Engineer registered with the South African Council for Professional Engineers.

        Menachem Zenziper, 60, has been a director since 1983. He has served on our Financial Committee since 2002. Mr. Zenziper serves as a director of Zenziper Company For Import of Grain and Fodder Ltd. Mr. Zenziper received a B.Sc. in Industrial Engineering and Master Degree in Management Science from the Technion Israel Institute of Technology, Haifa.

        Arie Kraus, 48, has been a director since December 1983. Until 1997 Mr. Kraus was responsible for our new building project in Rosh Ha’Ayin. Mr. Kraus received a B.Sc. in Production Engineering from Tel Aviv University.

        Alex Tal, 58, has been a director since January 2001. From July 2000 until June 2001 he served as manager of our New Ventures Sector. Since 2002 Mr. Tal has served on our Audit Committee. From 1996 until January 2000, Mr. Tal served as the C.N.O of the Israeli Navy. From 1993 until 1995, he was the Representative of the Israeli Ministry of Defense and the Israeli Defense Forces in Chile.

        The Board of Directors recommends a vote FOR the election of the seven directors named above.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information as of July 8, 2004 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Rafael Aravot	896,042	(4)	7.9%
Amiram Dagan	10,000	(5)	--
Tami Gotlieb	10,000	(5)	--
Noam Kra-Oz (3)	718,478	(4)	6.4%
Arie Kraus (3)	731,177	(5)	6.5%
David and Judith Israel-Rosen	912,700	(6)	8.1%
Gideon Missulawin	712,362	(5)	6.3%
Haim Schleifer	719,412	(4)	6.4%
Alex Tal	10,000	(5)	--
Menachem Zenziper	1,223,584	(5)	10.9%
All directors as a group (9 persons)	5,029,955	(7)	44.7%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of July 8, 2004 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 11,238,952 ordinary shares issued and outstanding as of July 8, 2004 and includes 494,321 shares held as treasury stock.

(3)	Mr. Kraus and Mr. Kra-Oz are brothers.

(4)	Includes 18,000 shares subject to currently exercisable options.

(5)	Includes 10,000 shares subject to currently exercisable options.

(6)	Based on information provided to us by Mr. David Israel-Rosen, he and his wife, Ms. Judith Israel-Rosen beneficially own 912,700 of our ordinary shares, including 12,500 shares subject to options granted to Mr. Israel-Rosen in 2001.

(7)	Includes 114,000 shares subject to currently exercisable options.

Executive Compensation

        During the year ended December 31, 2003, the aggregate remuneration paid to our directors as a group (nine persons) was approximately $667,000, and the aggregate remuneration paid to our officers as a group (four persons) was approximately $416,000. Such amount includes pension, retirement and similar benefits. During the year ended December 31, 2003, we paid each of our outside directors approximately $450 per month and $280 per meeting attended for serving in such capacity. We provide some of our executive officers with automobiles at our expense.

ELECTION OF OUTSIDE DIRECTORS
(Item 2 on the Proxy Card)

        The Israeli Companies Law requires Israeli companies whose shares are listed for trading on a stock exchange or which were offered to the public and are held by the public, to appoint two outside directors. No person may be appointed as an outside director if the person or the person’s relative, parent, employer, or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s first appointment to serve as outside director, any affiliation with the company or a person who was a controlling member of it is a controlling member at the time of the appointment or during the two years before that.

        No person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

        Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law, 1999 and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        According to the Israeli Companies Law, the tenure of office of an outside director shall be for a period of three years, which can be extended for an additional period of three years. Mr. Dagan and Ms. Gottlieb was first elected as our outside directors at the Annual General Meeting of shareholders held on 2001 for a tenure of office of three years commencing on February 2002 and until February 2005. The Board of Directors propose the reelection of Mr. Amiram Dagan and Ms. Tami Gottlieb as outside directors (as defined in the Israeli Companies Law), to hold office for and additional period of three years effective February 2005 and until February 2008.

        The approval of the election as outside directors of Mr. Amiram Dagan and Ms. Tami Gottlieb will require either the affirmative vote of the holders of a majority of the ordinary shares represented at the meeting in person or by proxy and voting thereon, provided that (i) at least one third of the non-controlling shareholders represented and voting at the Meeting are included in the majority; or (ii) that the total shareholdings of those who have non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our Company.

Nominees For Election As Outside Director For Terms Expiring in 2008

        Tami Gottlieb is currently engaged in independent business development, investment banking and financial consulting. Since July 1997 to January 2001 Ms. Gottlieb was the Managing Director of Investec Clali – Management & Underwriting Ltd. Ms. Gottlieb has a B.A. from the Hebrew University in Jerusalem in International Relations, and an M.A. from the Indiana University, Bloomington, Indiana in Economics. Ms. Gottlieb was also a managing director of other financial companies in Israel, and she is a member of the board of directors of some other public and private companies such as Sahar Development and Investments Ltd., Yishpro Ltd., H.L. Finance and Investments.

        Amiram Dagan is currently operating as Vise President, UAV Development & Operations at Silver Arrow (a subsidiary of Elbit Systems). In the year 2000 Mr. Dagan was operating as a Vise President of Customer Assurance at Nice Systems. Since 1999 to 2000 He was a director of R&D System Engineering and Project Management at Nice Systems. Since 1977 to 1999 Mr. Dagan served in the Israeli Air Force (AIF). His last position in AIF was Head of the IAF Systems Department. Mr. Dagan has a Bsc from the Technion Institution in Haifa, an M.A. from Haifa University in political sciences and national security, and an MBA from the Tel-Aviv University.

        The Board of Directors recommends a vote FOR the election of the outside directors named above.

THE AUTHORIZATION OF A PRIVATE OFFERING
(Item 3 on the Proxy Card)

        On July 7, 2004, our Board of Directors approved a private offering of our ordinary shares par value $0.5, or Ordinary Shares, in a total amount of up to $5,500,000. The Ordinary Shares will be issued to Cornell Capital Partners LP, or Cornell, from time to time, in accordance with a stock purchase agreement signed between our company and Cornell on June 22, 2004, or Agreement, and subject to the approval of our shareholders and to a SEC order of effectiveness for the registration statement covering such shares.

        The sale of shares to Cornell will be at the discretion of our Board of Directors and in accordance with our finance requirements on the relevant sale dates, provided however, that each sale will not exceed the amount of $250,000 and that there will be no more than one sale per week. The sale of the shares to Cornell will be at the market price of our share on the date of sale and in accordance with the terms of the Agreement. We have not undertaken to make any sales for any minimum amount.

        In consideration for Cornell’s undertakings, we will pay Cornell an amount equal to 5% of the purchase price in addition to:

(a)	approximately $100,000 payable immediately upon shareholder approval and the declaration of effectiveness of our registration statement; and

(b)	approximately additional $110,000 payable at the earliest of the following: (i) upon receipt of aggregated payments from Sales totaling more than $2,000,000; or (ii) upon the first Sale notice given one year after the beginning of the Obligation Period;

        The following resolution will be offered by the Board of Directors at the Meeting:

“RESOLVED, that the Board of Directors of the company is authorized to issue, from time to time, ordinary shares of the Company, in a total amount of up to $5.5 million to Cornell Capital Partners LP., in accordance with an agreement signed between Cornell and the Company on June 22, 2004".

        The affirmative vote of the holders of a majority of the ordinary shares present at the Meeting in person or represented by proxy entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution

APPOINTMENT OF AUDITORS
(Item 4 on the Proxy Card)

        Chaikin, Cohen, Rubin & Gilboa, Certified Public Accountants, have served as our auditors since our formation in 1982. Chaikin, Cohen, Rubin & Gilboa have no relationship with us or any of our affiliates except as auditors. As a result of Chaikin, Cohen, Rubin & Gilboa’s knowledge of our operations and reputation in the auditing field, the Board of Directors and our Audit Committee are convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors. The Board of Directors has again selected Chaikin, Cohen, Rubin & Gilboa as our auditors for our financial statements for the year ended December 31, 2004, and recommends that the shareholders ratify and approve the selection. The remuneration of Chaikin, Cohen, Rubin & Gilboa shall be fixed by the Audit Committee according to the volume and nature of their services.

        The following resolution will be offered by the Board of Directors at the Meeting:

“RESOLVED, that the appointment of Chaikin, Cohen, Rubin & Gilboa by our Board of Directors to conduct the annual audit of our financial statements for the year ended December 31, 2004, and to authorize the Audit Committee to fix their remuneration is ratified, confirmed and approved.”

        The affirmative vote of the holders of a majority of the ordinary shares present at the Meeting in person or represented by proxy entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW OF THE DIRECTORS’ REPORT
AND CONSOLIDATED FINANCIAL STATEMENTS

        At the Meeting, our Auditor’s Report and the Consolidated Financial Statements for the year ended December 31, 2003 will be presented. The Company will hold a discussion with respect to the financial statements at the Meeting. This Item 5 will not involve a vote of the shareholders.

        The Board of Directors knows of no matters, other than those described in the attached Notice of Annual Meeting, which are to be brought before the Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment on such matters.

By Order of the Board of Directors, Ophra Levy-Mildworth, Adv. Company's Secretary

Dated: July 12, 2004